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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

IFTH Acquisition Corp.
(Name of Issuer)
Common Stock - $0.01 par value
(Title of Class of Securities)
45171V109
(CUSIP Number)
Kevin H. McLaughlin
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
561-805-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 24, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45171V109

1	NAMES OF REPORTING PERSONS Kevin H. McLaughlin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		525,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		425,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	525,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.0%

14	TYPE OF REPORTING PERSON

	IN

Page 2 of 5 Pages

CUSIP No.	45171V109
Item 1. Security and Issuer.
This Schedule 13D amends the Schedule 13G/A No. 1 filed on February 1, 2006, and is being filed by Kevin H. McLaughlin. It relates to shares of common stock, par value $0.01 per share, of IFTH Acquisition Corp., a Delaware corporation (“IFTH”). The principal executive offices of IFTH are located at 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445.
Item 2. Identity and Background.
The name of the reporting person is Kevin H. McLaughlin. His business address is 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445 and his present principal occupation or employment is as a director of IFTH. Mr. McLaughlin is a citizen of the United States of America. Mr. McLaughlin has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
On December 24, 2008, in connection with his appointment to serve on the IFTH board of directors, Mr. McLaughlin was granted 100,000 restricted shares of common stock, which will vest on January 1, 2010. As reported by Mr. McLaughlin on the Schedule 13G/A No. 1 filed on February 1, 2006, he has held 425,000 stock options exercisable for shares of IFTH since September 30, 2005.
Item 4. Purpose of Transaction.
The information set forth in Item 3 is incorporated by reference into this Item 4.
Except as set forth in this Schedule 13D, Mr. McLaughlin does not have any present plans, arrangements or understandings that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Page 3 of 5 Pages

CUSIP No.	45171V109
Item 5. Interest in Securities of the Issuer.
(a) and (b) Mr. McLaughlin beneficially owns 525,000 Shares, representing 6.0% of the outstanding common stock of IFTH. 425,000 of the 525,000 shares are stock options exercisable for shares of IFTH. Mr. McLaughlin has sole voting power over 525,000 Shares and sole dispositive power over 425,000 Shares. Mr. McLaughlin lacks dispositive power over 100,000 shares, which are restricted as to transfer and will vest on January 1, 2010.
(c) On December 24, 2008, in connection with his appointment to serve on the IFTH board of directors, Mr. McLaughlin was granted 100,000 restricted shares of common stock, which will vest on January 1, 2010.
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The information set forth in Items 2 through 5 is incorporated by reference into this Item 6.
There are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies between Mr. McLaughlin and any other person, with respect to any securities of IFTH.
Item 7. Material to be Filed as Exhibits.
Not applicable.

Page 4 of 5 Pages

CUSIP No.	45171V109
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2009

/s/ Kevin H. McLaughlin Name: Kevin H. McLaughlin

Page 5 of 5 Pages